UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

L.B. Foster Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

350060109

(CUSIP Number)

ARON R. ENGLISH

22NW, LP

590 1st Ave. S

Unit C1

Seattle, Washington 98104

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,313,121
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,313,121
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,313,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%*
14	TYPE OF REPORTING PERSON

PN

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023.

2

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,313,121
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,313,121
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,313,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%*
14	TYPE OF REPORTING PERSON

PN

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

3

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,313,121
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,313,121
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,313,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%*
14	TYPE OF REPORTING PERSON

OO

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

4

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,313,121
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,313,121
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,313,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%*
14	TYPE OF REPORTING PERSON

CO

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

5

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,314,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,314,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,314,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%*
14	TYPE OF REPORTING PERSON

IN

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

6

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		991
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

991
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

IN

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

7

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

IN

* Based on 11,076,168 Shares outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

8

CUSIP No. 350060109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of the Reporting Persons is 590 1st Ave. S, Unit C1, Seattle, Washington 98104.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 25, 2024, the Reporting Persons entered into a cooperation agreement (the “2024 Cooperation Agreement”) with the Issuer, pursuant to which the board of directors of the Issuer (the “Board”), and all applicable committees thereof, agreed to take all necessary actions to nominate Alexander B. Jones as a candidate for election to the Board at the Issuer’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”), for a term expiring at the Issuer’s 2025 annual meeting of shareholders (the “2025 Annual Meeting”). Mr. Jones will fill the vacancy created by the retirement of director Dirk Jungé, who cannot stand for re-election at the 2024 Annual Meeting under the terms of the Issuer’s Corporate Governance Guidelines. Pursuant to the 2024 Cooperation Agreement, the Issuer agreed that, during the Standstill Period (as defined below), if elected to the Board, Mr. Jones shall be appointed to at least one of the Board’s committees and he shall be considered along with all other Board members for Board committee assignments in connection with the Board’s annual review of committee composition.

Until Mr. Jones’ election to the Board, he will continue to serve in his capacity as a non-voting Board Observer (as defined in Amendment No. 1 to the Schedule 13D) and be entitled to attend, participate in discussions and provide input at any portion of Board meetings and meetings of any Board committee in accordance with the terms of the 2024 Cooperation Agreement. To the extent Mr. Jones is not elected to the Board at the 2024 Annual Meeting, he shall continue to serve as a Board Observer through the expiration of the Standstill Period.

Pursuant to the 2024 Cooperation Agreement, the Reporting Persons are subject to certain standstill restrictions from the date of the 2024 Cooperation Agreement until the earlier of (i) 30 days prior to the expiration of the advance notice period for the submission by shareholders of director nominations for consideration at the 2025 Annual Meeting and (ii) 120 days prior to the first anniversary of the 2024 Annual Meeting (such period, the “Standstill Period”), provided, that the length of the Standstill Period can be extended under certain circumstances as set forth in the 2024 Cooperation Agreement. During the Standstill Period, the Reporting Persons agreed not to acquire ownership of more than 15.0% of the outstanding Shares, and further agreed to appear in person or by proxy at each annual or special meeting of shareholders of the Issuer and vote all of their Shares (a) in favor of each of the directors nominated by the Board and recommended by the Board in the election of directors (and not in favor of any other nominees to serve on the Board); and (b) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of shareholder action at such meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) recommends otherwise with respect to any proposals (other than the election or removal of directors), each of the Reporting Persons shall be permitted to vote in accordance with the ISS recommendation; provided, further, that each of the Reporting Persons shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer, or other business combination involving the Issuer requiring a vote of shareholders of the Issuer. The 2024 Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Reporting Persons and the Issuer.

9

CUSIP No. 350060109

The foregoing description of the 2024 Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2024 Cooperation Agreement, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 25, 2024, the Reporting Persons and the Issuer entered into the 2024 Cooperation Agreement, as defined and described in Item 4 above. The 2024 Cooperation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated January 25, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 26, 2024).

10

CUSIP No. 350060109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY

/s/ Alexander B. Jones
ALEXANDER B. JONES

11